SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Comunicacion Celular S.A. (the "Issuer")
--------------------------------------------------------------------------------
                                (Name of Issuer)

         Class B Common Stock, par value Ps.1.00 per share ("B Shares")
--------------------------------------------------------------------------------
                               (Title of Class of Securities)



                                      None
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Hilda Maria Pardo
                               Calle 90 No. 14-37
                                Edificio Comcel I
                                Bogota, Colombia
                                 (571) 628-0684
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 8, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
                            check the following box |_|.


                       (Continued on the following pages)
                              (Page 1 of 21 Pages)

                                       13D


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Carlos Slim Helu

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                    (b)|_|

     3   SEC USE ONLY


     4   SOURCE OF FUNDS

         AF (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)|_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
 BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         693,945,086,339  B Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES |_|

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         98.83% of B Shares and 94.63% of Common Stock (See Item 5(a))

    14   TYPE OF REPORTING PERSON

         IN

                                       13D


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Carlos Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                    (b)|_|

     3   SEC USE ONLY


     4   SOURCE OF FUNDS

         AF (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)|_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
 BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         693,945,086,339  B Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES |_|

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         98.83% of B Shares and 94.63% of Common Stock (See Item 5(a))

    14   TYPE OF REPORTING PERSON

         IN

                                       13D


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Marco Antonio Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                    (b)|_|

     3   SEC USE ONLY


     4   SOURCE OF FUNDS

         AF (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)|_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
 BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         693,945,086,339  B Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES |_|

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         98.83% of B Shares and 94.63% of Common Stock (See Item 5(a))

    14   TYPE OF REPORTING PERSON

         IN

                                       13D


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Patrick Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                    (b)|_|

     3   SEC USE ONLY


     4   SOURCE OF FUNDS

         AF (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)|_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
 BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         693,945,086,339  B Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES |_|

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         98.83% of B Shares and 94.63% of Common Stock (See Item 5(a))

    14   TYPE OF REPORTING PERSON

         IN

                                       13D


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Maria Soumaya Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                    (b)|_|

     3   SEC USE ONLY


     4   SOURCE OF FUNDS

         AF (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)|_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
 BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         693,945,086,339  B Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES |_|

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         98.83% of B Shares and 94.63% of Common Stock (See Item 5(a))

    14   TYPE OF REPORTING PERSON

         IN

                                       13D


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Vanessa Paola Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                    (b)|_|

     3   SEC USE ONLY


     4   SOURCE OF FUNDS

         AF (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)|_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
 BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         693,945,086,339  B Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES |_|

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         98.83% of B Shares and 94.63% of Common Stock (See Item 5(a))

    14   TYPE OF REPORTING PERSON

         IN

                                       13D


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Johanna Monique Slim Domit

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                    (b)|_|

     3   SEC USE ONLY


     4   SOURCE OF FUNDS

         AF (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)|_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
 BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         693,945,086,339  B Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES |_|

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         98.83% of B Shares and 94.63% of Common Stock (See Item 5(a))

    14   TYPE OF REPORTING PERSON

         IN

                                       13D


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         America Telecom, S.A. de C.V.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                    (b)|_|

     3   SEC USE ONLY


     4   SOURCE OF FUNDS

         AF (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)|_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
 BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         693,945,086,339  B Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES |_|

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         98.83% of B Shares and 94.63% of Common Stock (See Item 5(a))

    14   TYPE OF REPORTING PERSON

         HC

                                       13D


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         America Movil, S.A. de C.V.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)|_|
                                                                    (b)|_|

     3   SEC USE ONLY


     4   SOURCE OF FUNDS

         WC, OO (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)|_|

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Mexico

    NUMBER OF SHARES           7   SOLE VOTING POWER
 BENEFICIALLY OWNED BY
  EACH REPORTING PERSON        8   SHARED VOTING POWER
         WITH
                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(b))

                               9   SOLE DISPOSITIVE POWER

                              10   SHARED DISPOSITIVE POWER

                                   693,945,086,339  B Shares
                                   (See Items 5(a) and 5(d))

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         693,945,086,339  B Shares (See Item 5(a))

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES |_|

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         98.83% of B Shares and 94.63% of Common Stock (See Item 5(a))

    14   TYPE OF REPORTING PERSON

         HC

Item 1.  Security and Issuer.
------   -------------------

         Reference is made to the cover page hereof.

Item 2.  Identity and Background.
------   -----------------------

         This Statement is filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the persons listed below (the "Reporting Persons").

         (1) Carlos Slim Helu, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the "Slim Family"), each of whom is a Mexican citizen, beneficially own a majority of the outstanding voting equity securities of America Telecom, S.A. de C.V. ("America Telecom").

         (2) America Telecom is a sociedad anonima de capital variable organized under the laws of the United Mexican States. America Telecom is a holding company that owns a majority of the outstanding voting equity securities of America Movil, S.A. de C.V. ("America Movil").

         (3) America Movil is a sociedad anonima de capital variable organized under the laws of the United Mexican States. America Movil is the leading provider of wireless communications services in Latin America, with a total subscriber base of 26.6 million subscribers at December 31, 2001. America Movil holds its interests in the Issuer through its direct and indirect wholly-owned subsidiaries Sercotel, S.A. de C.V., Inmobiliaria los Cantaros, S.A. de C.V., E-Commerce Data Services, S.A. de C.V., AM Latin America, LLC and AM Colombia, LLC. AM Latin America, LLC holds its interests in the Issuer through its subsidiaries McBrady Limited and BCI Colombia (Cellular) Limited. AM Colombia, LLC holds its interests in the Issuer through its subsidiary Telecom Americas Wireless Ltd.

          The names, addresses, occupations and citizenship of the Reporting Persons and the executive officers and directors of each of America Telecom and America Movil are set forth in Schedule I attached hereto. None of the Reporting Persons nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         The B Shares beneficially owned by America Movil were indirectly acquired in transactions on December 26, 2001, January 18, 2002, January 25, 2002, February 8, 2002, February 19, 2002 and March 1, 2002.

         On December 26, 2001, America Movil indirectly purchased 980,972,493 B Shares from minority shareholders for an aggregate purchase price of approximately U.S.$868,749.24. A wholly-owned subsidiary of America Movil provided such funds in the form of a capital contribution. On January 18, 2002, America Movil indirectly purchased 13,774,026 B Shares from Fondo de Empleados de Telecom ("FEDETEL") for U.S.$12,198.28. A wholly-owned subsidiary of America Movil provided such funds in the form of a capital contribution. On January 25, 2002, America Movil indirectly purchased 58,515,201,618 B Shares from Empresa de Telecomunicaciones de Bogota for approximately U.S.$51,821,062.55. A wholly-owned subsidiary of America Movil provided such funds in the form of a capital contribution.

         On February 8, 2002, in connection with the restructuring of Telecom Americas Ltd. ("Telecom Americas") pursuant to the Reorganization Agreement dated as of January 22, 2002 among Telecom Americas, America Movil and the other direct and indirect shareholders of Telecom Americas, America Movil indirectly acquired, among other assets from Telecom Americas, 407,346,737,482 B Shares and warrants to purchase up to 21,364,658,505 Class B Shares in consideration for cash of U.S.$80,000,000 and America Movil's interest in ATL--Algar Telecom Leste S.A., the Band B concessionaire in the states of Rio de Janeiro and Espirito Santo in Brazil. If exercised, the warrants would represent approximately 3.04% of the B Shares and approximately 2.91% of the Issuer's common stock. The cash portion of the consideration will be paid on April 9, 2002 from cash on hand.

         The Reporting Persons' beneficial interest in the Issuer increased on February 19, 2002, when the Issuer issued 114,307,021,238 Class B Shares following a capital contribution made by McBrady Limited to the Issuer in the amount of U.S.$80,801,531.55.

         The Reporting Persons' beneficial interest in the Issuer increased again on March 1, 2002, when the Issuer issued 91,416,720,977 Class B Shares following a capital contribution made by McBrady Limited to the Issuer in the amount of U.S.$64,620,799.18.

Item 4.  Purpose of Transactions.
------   -----------------------

         As a result of the transactions described in Item 3, America Movil may be deemed to control the Issuer. In connection with its new direct control of the Issuer, America Movil may reevaluate and make changes to the present board of directors or management of the Issuer and the present capitalization or dividend policy of the Issuer, but neither America Movil nor any other Reporting Person currently has plans or proposals that relate to or that would result in any of the other actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of acquiring additional B Shares, disposing of B Shares, or entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer). The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a) The Reporting Persons have the following indirect interests in the B Shares:

                                              B Shares(1)(2)(3)
                            ---------------------------------------------------
                                                     % of              % of
                                  Number           B Shares        Common Stock
                             ---------------  ----------------- ----------------
Carlos Slim Helu...........  693,945,086,339        98.83%            94.63%
Carlos Slim Domit..........  693,945,086,339        98.83%            94.63%
Marco Antonio Slim Domit...  693,945,086,339        98.83%            94.63%
Patrick Slim Domit.........  693,945,086,339        98.83%            94.63%
Maria Soumaya Slim Domit...  693,945,086,339        98.83%            94.63%
Vanessa Paola Slim Domit...  693,945,086,339        98.83%            94.63%
Johanna Monique Domit......  693,945,086,339        98.83%            94.63%
America Telecom............  693,945,086,339        98.83%            94.63%
America Movil..............  693,945,086,339        98.83%            94.63%

(1) Based upon 31,210,024,274 A Shares and 679,277,160,919 B Shares outstanding as of March 1, 2002. The Issuer's Common Stock is composed of two classes of shares: A Shares and B Shares. A Shares are held by public-sector companies and B Shares are held by private-sector companies. Both classes of shares possess equal voting rights, rights to receive dividends, rights to redemption of capital contribution, rights over residual proceeds upon liquidation of the Issuer and preferential subscription rights, and have a par value of one Colombian Peso per share.

(2) Number of shares and percentages include 22,869,469,605 Class B Shares deliverable upon exercise of the Comcel Bermuda Warrants. The Comcel Bermuda Warrants are exercisable from January 1, 2001 through December 13, 2011 at an exercise price of one Colombian peso per share of Class B Common Stock and are held by Rondon Ltd., Sucre Ltd., Kosmo Ltd., Cordoba Ltd., Soublette Ltd. and Ricaurte Ltd, which are indirect subsidiaries of America Movil.

(3) Percentages do not take into account the potential exercise of the 281,934 Comcel Bond Warrants issued in connection with the issuance of the Issuer's high-yield bonds on November 28, 1995. Each Comcel Bond Warrant entitles the holder to purchase 12,860 B Shares at an exercise price of U.S.$1.32 for each 1,000 shares. If exercised, the Comcel Bond Warrants will entitle the holders thereof to purchase in the aggregate 3,625,671,240 B Shares.

         (b) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of America Telecom and America Movil, the Slim Family may be deemed to share the power to vote or dispose of, or to direct the voting or disposition of, any B Shares owned by such persons. Except as otherwise disclosed herein, none of the Reporting Persons shares voting or disposition power with respect to any of the B Shares owned by the Reporting Persons.

         (c) No transactions in the B Shares, other than the transactions described in Item 2 hereto, were effected by the Reporting Persons in the 60-day period preceding the date of this filing.

         (d) Because the Slim Family beneficially owns a majority of the outstanding voting equity securities of America Telecom and America Movil, the Slim Family may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any B Shares directly beneficially owned by such persons. Except as otherwise disclosed herein, no person other than the Reporting Persons has or will have any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any B Shares owned by the Reporting Persons.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------   to Securities of the Issuer.
         ---------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to B Shares.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

         Not applicable.

* The Powers of Attorney filed as exhibits to the Schedule 13D filed by the Slim Family and the other reporting persons thereto with the SEC on March 8, 2001 are hereby incorporated by reference.

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helu

--------------------------------------------

Carlos Slim Domit
                                                   By: /s/ Eduardo Valdes Acra
--------------------------------------------           ------------------------
                                                       Name: Eduardo Valdes Acra
Marco Antonio Slim Domit                               Title: Attorney-in-Fact
                                                       Date: March 8, 2002
--------------------------------------------
Patrick Slim Domit

--------------------------------------------

Maria Soumaya Slim Domit

--------------------------------------------

Vanessa Paola Slim Domit

--------------------------------------------

Johanna Monique Slim Domit

--------------------------------------------

         SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


AMERICA TELECOM, S.A. DE C.V.

/s/ Eduardo Valdes Acra
------------------------------------
By: Eduardo Valdes Acra
Title: Attorney-in-Fact
Date: March 8, 2002

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


AMERICA MOVIL, S.A. DE C.V.

/s/ Alejandro Cantu Jimenez
------------------------------------
By: Alejandro Cantu Jimenez
Title: Attorney-in-fact
Date: March 8, 2002

                                   SCHEDULE I

           All of the individuals listed below are citizens of Mexico.



                                 THE SLIM FAMILY
Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 Mexico D.F., Mexico

Name                                     Principal Occupation
----                                     --------------------

Carlos Slim Helu                         Chairman of the Board of Telefonos
                                         de Mexico, S.A. de C.V., America Movil,
                                         S.A. de C.V. and Carso Global Telecom,
                                         S.A. de C.V.

Carlos Slim Domit                        Chairman of Grupo Carso, S.A. de C.V.
                                         and President of Grupo Sanborns, S.A.
                                         de C.V.

Marco Antonio Slim Domit                 Chairman of Grupo Financiero Inbursa,
                                         S.A. de C.V.

Patrick Slim Domit                       Vice President of Commercial Markets of
                                         Telefonos de Mexico, S.A. de C.V.
                                         and Chairman of Ferrosur, S.A. de C.V.

Maria Soumaya Slim Domit                 President of Museo Soumaya

Vanessa Paola Slim Domit                 Private Investor

Johanna Monique Slim Domit               Private Investor

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                          AMERICA TELECOM, S.A. de C.V.
    Insurgentes Sur 3500, Col. Pena Pobre Tlalpan, 14060 Mexico D.F., Mexico

Name and Position                       Principal Occupation
-----------------                       --------------------

Directors

Carlos Slim Helu (Director and           Chairman of the Board of Telefonos de
Chairman of the Board)                   Mexico, S.A. de C.V., America Movil,
                                         S.A. de C.V. and Carso Global Telecom,
                                         S.A. de C.V.

Jaime Chico Pardo (Director and          Chief Executive Officer of Telefonos
Vice Chairman of the Board)              de Mexico, S.A. de C.V.

Claudio X. Gonzalez Laporte (Director)   Chairman of the Board of Kimberly Clark
                                         de Mexico, S.A. de C.V.

Jose Kuri Harfush (Director)             President of Productos Dorel, S.A.
                                         de C.V.

Juan Antonio Perez Simon (Director)      Vice-Chairman of Telefonos de Mexico,
                                         S.A. de C.V.

Carlos Slim Domit (Director)             Chairman of Grupo Carso, S.A. de C.V.
                                         and President of Grupo Sanborns, S.A.
                                         de C.V.

Executive Officers

Daniel Hajj (Chief Executive Officer)    Director of Telecom Americas, Ltd.

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                           AMERICA MOVIL, S.A. de C.V.
          Lago Alberto 366, Colonia Anahuac, 11320 Mexico, D.F., Mexico

Name and Position                      Principal Occupation
-----------------                      --------------------

Directors

Carlos Slim Helu (Chairman and         Chairman of the Board of Telefonos de
 member of the Executive  Committee)   Mexico, S.A. de C.V., America Movil, S.A.
                                       de C.V. and Carso Global Telecom, S.A.
                                       de C.V.

Daniel Hajj Aboumrad (Director and     Chief executive officer of Radiomovil
member of the Executive  Committee)    Dipsa, S.A. de C.V.

Jaime Chico Pardo (Director)           Chief executive officer of Telefonos de
                                       Mexico, S.A. de C.V.

Alejandro Soberon Kuri (Director)      Chairman and chief executive officer
                                       of Corporacion Interamericana
                                       de Entretenimiento, S.A. de C.V.

Maria Asuncion Aramburuzabala L.       Vice-president of the board of directors
(Director)                             and member of the executive committee
                                       of Grupo Modelo, S.A. de C.V.

Rafael Robles Miaja (Director          Partner, Franck, Galicia y Robles, S.C.
and Secretary)

Drew Roy (Director and member of       President of international operations
the Executive Committee)               of SBC International, Inc.

Royce S. Caldwell (Director)           Vice-chairman of SBC Communications Inc.

Claudio X. Gonzalez Laporte            Chief executive officer of Kimberly Clark
(Director)                             de Mexico, S.A. de C.V.

David Ibarra Munoz (Director)          Consultant to CEPAL and the United
                                       Nations

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Executive Officers

Daniel Hajj Aboumrad                   Chief Executive Officer

Carlos Jose Garcia Moreno Elizondo     Chief Financial Officer

Carlos Cardenas Blasquez               Latin American Operations

Jose Elias Briones Capetillo           Administration and Finance

Alejandro Cantu Jimenez                General Counsel

Alfonso Gallardo Sosa                  Treasurer

Walter Lopez Burgoa                    Comptroller

Victor Manuel Martinez Aguilar         Investor Relations